

**Southwestern Energy
Company**

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY COMPANY INCREASES BANK CREDIT FACILITY

Houston, Texas – February 12, 2007...Southwestern Energy Company (NYSE: SWN) today announced that it has amended and restated its $500 million unsecured revolving credit facility that was due to expire in January 2010, increasing the borrowing capacity to $750 million, lowering the borrowing costs and extending the maturity date to February 2012. The amount available under the credit agreement can be increased by up to an additional $250 million in the future upon the agreement of the company and its existing or additional lenders.

J.P. Morgan Securities, Inc. and SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., were co-lead arrangers and joint book runners. JPMorgan Chase Bank, N.A. is the Administrative Agent and a lender under the facility. SunTrust Bank acted as Syndication Agent and Bank of America, N.A., Royal Bank of Canada and Royal Bank of Scotland plc served as Co-Documentation Agents. In addition to the agents, BMO Capital Markets Financing, Inc., Mizuho Corporate Bank, Ltd. and nine other banks are also lenders under the facility.

"This amended credit facility substantially decreases our current borrowing costs under the facility, providing an immediate short-term benefit. Over the long-term, it will be an important financing alternative, and provides us with flexibility in executing our planned capital investment program over the next few years," stated Greg D. Kerley, Executive Vice President and Chief Financial Officer of Southwestern Energy. "We are very pleased with the overwhelming support we have received from our bank group."

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
                         Executive Vice President   **Manager, Investor Relations**
                         and Chief Financial Officer   **(281) 618-4897**
                         (281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address activities, outcomes and other matters that should or may occur in the future, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for the company's future operations, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The company has no obligation and makes no undertaking to publicly update or revise any forward-looking statements. You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect the company's operations, markets, products, services and prices and cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause the company's actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the availability of oil field personnel, services, drilling rigs and other equipment, including pressure pumping equipment and crews in the Arkoma Basin; the timing and extent of changes in commodity prices for natural gas and oil; the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation; the timing and extent of the company's success in discovering, developing, producing and estimating reserves; the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays; the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position; the extent of the company's success in drilling and completing horizontal wells; the company's relative lack of experience owning and operating drilling rigs; the company's ability to fund its planned capital expenditures; future property acquisition or divestiture activities; the effects of weather and regulation on the company's gas distribution segment; increased competition; the impact of federal, state and local government regulation; the financial impact of accounting regulations and critical accounting policies; changing market conditions and prices (including regional basis differentials); the comparative cost of alternative fuels; conditions in capital markets and changes in interest rates; and any other factors listed in the reports we have filed and may file with the Securities and Exchange Commission (SEC). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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